

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Deric S. Eubanks
Chief Financial Officer
Braemar Hotels & Resorts Inc.
14185 Dallas Parkway
Suite 1200
Dallas, TX 75254

>   **Re: Braemar Hotels & Resorts Inc.**
>   **Form 10-K for the year ended December 31, 2021**
>   **Filed March 10, 2022**
>   **File No. 001-35972**

Dear Mr. Eubanks:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction